news release

ArcelorMittal announces publication of its 2010 annual report

Luxembourg, 16 March 2011 - ArcelorMittal announces the publication of its annual report for the year ended December 31, 2010. The report has been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and is available on www.arcelormittal.com under "Investors and Shareholders > Financial  Documents > ArcelorMittal reports".